

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2020

Jack Hightower
Chairman and Chief Executive Officer
HighPeak Energy, Inc.
421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

> **Re: HighPeak Energy, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed July 2, 2020**
> **File No. 333-235313**

Dear Mr. Hightower:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2020 letter.

Amendment No. 3 to Registration Statement on Form S-4

Questions and Answers About the Proposals for Pure Stockholders
Why is Pure providing its stockholders with the opportunity to vote on the business combination?, page xviv

1. We note you disclose that Pure will not consummate the business combination unless the Business Combination Proposal is approved at the special meeting. Please expand your disclosure to clarify that the vote is assured. In that regard, we note your disclosure on page 53 that each of Sponsor, Pure's officers and its directors own 64.7% of Pure's issued and outstanding Class A and Class B common stock and have agreed to vote such shares in favor of the business combination.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements
Pro Forma Adjustment (g), page 79

2.   You disclose that pro forma adjustment g represents the net proceeds of obtaining a $60 million Debt Facility with $30 million drawn down at Closing in the Illustrative No Additional Redemption Scenario and a $50 million Debt Facility with $30 million drawn down at Closing in the Maximum Redemption Scenario. You disclose on pages vii and 30 that you have not yet obtained the anticipated financing and the negotiations continue. Please address the following:

   • Unless you secure the debt facility prior to requesting an effective date for your registration statement, remove the adjustments from your pro forma presentation and revise all related disclosures throughout your filing accordingly. Refer to Rule 11-02(b)(6) of Regulation S-X.

   • Please reconcile the adjustments to note g on the face of your pro forma balance sheet as of March 31, 2020 which reflect a $28.8 million drawdown under the No Additional Redemption Scenario and an incremental $200 K drawdown under the Maximum Redemption Scenario to the amounts disclosed on page 79 in note g.

Pro Form Adjustment (m), page 80

3.   We note that pro forma adjustment m is presented net on the face of the pro forma balance sheet in the amount of $50 million, without further quantitative details in the notes. You include qualitative disclosure on page 80 regarding potential redemptions, and equity and debt offerings. Please address the following:

   • Separately quantify the components of this pro forma adjustment in the related notes and reconcile to the $50 million net adjustment.

   • Please refer to Rule 11-02(b)(6) of Regulation S-X and explain to us how each of the components comprising this pro forma balance sheet adjustment is factually supportable. Otherwise, please revise the pro forma financial statements to remove the adjustments.

Pro Forma Adjustment (l), page 80

4.   You disclosed on page 80 that pro forma adjustment l represents the issuance of 4,987,371 shares of HighPeak Energy common stock of PIPE Investment or Forward Purchase Investment for $49.9 million in proceeds in the Illustrative No Additional Redemption Scenario. You disclose on pages vii and 30 that you have not yet obtained the anticipated financing and negotiations continue. Please refer to Rule 11-02(b)(6) of Regulation S-X and explain to us how this pro forma balance sheet adjustment is factually supportable. Otherwise, please revise the pro forma financial statements to remove the adjustment.

Background of the Business Combination
New Business Combination Transaction, page 121

5. We note your revised disclosure in response to prior comment 7 reflects that the contributed properties represent $750 million of the transaction's $900 million equity enterprise value. Please revise to explain how the Deal Team determined that the contributed properties had a value of $750 million.

6. We note your disclosure that the valuation analyses performed by the Deal Team and discussed with the Pure Special Committee included an analysis of estimated transaction metrics for recent comparable transactions in HighPeak Energy's areas of operation. Please disclose these transactions and the transaction metrics implied by this analysis, including the financial data relating to the transactions used to derive the transaction metrics, and the corresponding metrics applied to HighPeak Energy in this analysis.

7. We note your revisions in response to our prior comment 6. In this regard, we note your disclosure that the Deal Team provided the Pure Special Committee with additional comparable company analyses which were provided as forecasted EBITDAX, enterprise value to EBITDAX multiples and net debt to EBITDAX multiples in addition to the operating margins of the peer group then included in the Investor Presentation. We further note your disclosure that the multiple the Deal Team had applied to HighPeak Energy's forecasted EBITDAX was still within the range of the estimated enterprise multiples of HighPeak Energy's peer set in the updated comparable company analysis for the first twelve (12) months following the business combination and also still substantially below the enterprise multiples of HighPeak Energy's updated peer set for 2021. Please disclose the names of the companies selected for this analysis, including the updated peer set for 2021, and explain in further detail how analyst forecasts were utilized in the selection criteria as well as the range of enterprise multiples implied by this analysis, including the financial data related to these companies used to derive these ranges. Please also disclose the corresponding multiples applied to HighPeak Energy in this analysis.

8. You disclose that the updated investor presentation the Deal Team provided the Pure Special Committee on May 2, 2020 included anticipated future cash flows attributable to the proved reserve estimates shown in the Deal Team's internal Roll Forward Report. Please clarify whether these anticipated future cash flows included cash flows attributable to unproved resources.

Unaudited Prospective Financial, Operating and Reserve Information, page 125

9. Expand the disclosure accompanying Cases 1, 2 and 3 on pages 126 through 129 to clarify, if true, that the percentages disclosed in footnote 2 as applied to the proved developed, proved undeveloped and unproved volumes in the referenced CG&A reserves report and the percentages disclosed in footnote 3 as applied to the proved developed, proved undeveloped and unproved volumes in the referenced internal reserves report, respectively, result in separate but identical estimates of the "Total Production" as

presented. If this is not the case, expand your disclosure to explain why you utilized information from two separate reserve reports with different effective dates, e.g. the CG&A reserves report as of December 31, 2019 and the internal reserves report as of March 31, 2020, and aggregated the results to arrive at the single figure presented in the line item "Total Production."

10.   Expand the disclosure preceding Cases 1, 2 and 3 on page 126 to explain why the production volumes include only a portion or percentage of the proved developed, proved undeveloped and unproved volumes for each of the periods presented and why these percentages change from period to period and from reserve category to reserve category. For example footnote 2 to Case 1 on page 126 discloses that the volumes presented include 14% and 3% of proved developed volumes and 11% and 2% of proved undeveloped volumes for the twelve months ending July 31, 2021 and 2022, respectively. Furthermore, footnote 2 to Case 1 on page 127 discloses that the volumes presented include 43%, 6% and 2% of proved developed volumes and 33%, 5% and 2% of proved undeveloped volumes for the years ending 2020, 2021 and 2022, respectively.

11.   Disclosure in footnote 1 on page 131 accompanying the presentation of the "Resource Estimates as of March 31, 2020" indicates that management has not differentiated between probable and possible reserves for purposes of these estimates. If true, expand the disclosure in footnote 1 to additionally describe the uncertainty relating to probable reserves in conjunction with your disclosure of unproved or "resource" volumes.

Exhibits

12.   We note your response to our prior comment 23. Please ensure your exclusive forum provision in your Warrant Agreement clearly states that it will not apply to actions arising under the Securities Act or Exchange Act.

13.   We note that Section 5.4(b) of your Form of Public Contingent Value Rights Agreement filed as Exhibit 4.5 provides that each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to the Agreement brought by any party or its Affiliates or brought by any third party beneficiary thereof, including any CVR Holder against any other party or its Affiliates, shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in such court, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. We further note that each of the parties and any third party beneficiary bringing a claim thereunder irrevocably submits to the jurisdiction of such courts and that each of the parties agrees not to and no third party beneficiary shall be permitted to commence any action, suit or proceeding relating thereto except in such courts. If this provision requires investors in this offering to bring any such action, proceeding or claim in the Court of Chancery of the State of Delaware or federal court located in the State of Delaware or any other Delaware state court, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the

provision applies to actions arising under the Securities or Exchange Act, please also add related risk factor disclosure regarding the impact of the provision on the rights of investors and any uncertainty about enforceability. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the provision states this clearly.

14.   We note that Section 5.4(c) of your Form of Public Contingent Value Rights Agreement includes a waiver of the right to jury trial. If this provision requires investors in this offering to waive their right to jury trial, please disclose this provision in your registration statement and disclose whether it applies to claims under the federal securities laws. If the provision applies to claims under the federal securities laws, please also add related risk disclosure regarding the impact of the provision on the rights of investors and any uncertainty about enforceability. In addition, please clarify whether purchasers of CVRs in a secondary transaction would be subject to the waiver of the right to jury trial. If this provision does not apply to actions arising under the federal securities laws, please ensure that the provision states this clearly.

15.   We note you disclose on page vii that you expect your Debt Facility will be committed and substantially negotiated prior to the effectiveness of this proxy statement/prospectus and in effect at the closing. Please file your Form of Debt Facility as an exhibit when available.

You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or John Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Taylor Landry, Esq.